THOMPSON COBURN LLP

One US Bank Plaza

St. Louis, MO 63101

(314) 552-6295

December 18, 2007

VIA EDGAR CORRESPONDENCE

Linda Stirling, Esq.

Securities and Exchange Commission

Division of Investment Management

450 5th Street, NW, 5-6

Washington, DC 20549

Re: Unified Series Trust (SEC File Nos. 811-21237 and 333-100654)

Dear Linda:

We are responding to your comments received December 14, 2007 on Post-Effective Amendment No. 102 to the Form N-1A registration statement filed by Unified Series Trust (the “Trust”) on behalf of its new series, Auer Growth Fund (the “Fund”). Our responses to your comments are set forth below.

Prospectus

Comment: Under the sections “Principal Strategies” and “Principal Risks,” combine the discussion of concentration and market sectors and include a single “Concentration” risk factor.

Response: As requested, we have revised the section “Principal Strategies” as follows:

The Fund’s portfolio likely will be concentrated in certain market sectors as compared to other, more broadly diversified mutual funds, because the Fund’s advisor seeks the best growth opportunities regardless of market sector. This will increase the Fund’s exposure to the risks described below under “Concentration Risk.”

Under “Principal Risks,” we have re-named the Sector Risk as follows:

•     Concentration Risk. The Fund may from time to time concentrate its investments in certain market sectors, which will cause the Fund’s performance to be more susceptible to the economic, business or other developments that affect those sectors. To the extent that the Fund’s investments are concentrated in one or more sectors, the Fund’s shares may be more volatile and fluctuate more than shares of a fund investing in a broader range of securities . . .

Comment: In the Appendix to the Prospectus describing the prior performance of private accounts managed by the Fund’s portfolio managers, please revise as follows: (a) the Fund’s adviser must represent that the private accounts’ performance shown is the performance of "all accounts managed in a substantially similar manner" by the Fund’s portfolio managers; (b) returns must be shown either net of all actual fees and expenses incurred by the private accounts, or adjusted so that they are net of the Fund's fees and expenses, and the method of calculation must be explained; and (c) explain in Plain English the following terms used in the Appendix: Composite dispersion, composite capitalization agnostic and position weighting.

Response: As requested, attached as Exhibit A is a revised Appendix that addresses each of the above-referenced comments. The Fund’s adviser has confirmed, and the Appendix discloses in Note 2, that the composite performance shown “consists of all accounts managed in a substantially similar manner.” In addition, the performance returns shown in the Appendix have been re-calculated by Ashland Partners & Company, LLP, an independent verification firm, so that they are net of the Fund’s fees and expenses. Note 5 states that “Returns are presented net of all fees and transactions expenses incurred and include the reinvestment of all income. Performance was calculated using the highest applicable annual expense ratio of 1.95% applied quarterly.” Finally, Ashland has revised the Appendix notes to explain the above-referenced terms in Plain English.

STATEMENT OF ADDITIONAL INFORMATION

Comment: Under “Fundamental Investment Policies,” add the Fund’s diversification policy as a fundamental policy.

Response: As required, we have added the following as a fundamental policy:

Diversification. With respect to 75% of its total assets, the Fund will not purchase securities (other than cash, cash items, securities issued or guaranteed by the government of the United States or its agencies or instrumentalities, or securities of other investment companies) issued by any one issuer if, as a result at the time of such purchase, more than 5% of the value of the Fund’s total assets would be invested in the securities of that issuer, or if it would own more than 10% of the outstanding voting securities of that issuer.

Comment: If the adviser will manage any accounts other than the fund and private family accounts, disclose the potential conflicts of interests the portfolio managers may have in allocating their time among these accounts. If none, state this supplementally in the response letter.

Response: The Fund’s adviser has asked us to confirm to the SEC staff that the adviser has no plans to manage any accounts other than the Fund and a few family accounts.

We trust that the revisions above are responsive to your comments. If you require additional changes, please call us and we will respond promptly.

Enclosed as Exhibit B are the required Tandy representations. We appreciate the Staff’s prompt review of the Fund’s filing. The Fund’s target effective date is on or before Monday, December 24, 2007.

We would appreciate the Staff’s assistance in meeting this target effective date. Please call me at 314-552-6295 and we will file the required acceleration requests immediately.

We appreciate your advice and assistance.

Sincerely,

THOMPSON COBURN LLP

/s/ Dee Anne Sjögren

Exhibit A

Independent Verifier’s Report

Ashland Partners & Company LLP

Mr. Robert Auer

SBAuer Funds, LLC

10401 N. Meridian Street Indianapolis, IN 46290

We have examined the accompanying Schedule of Quarterly Returns and the Notes to the Schedule of Quarterly Returns for the Auer Growth Portfolio for the period January 1, 1987 through September 30, 2007. This performance presentation is the responsibility of management. Our responsibility is to express an opinion on this performance presentation based on our examination.

Our examination was conducted in accordance with attestation standards generally accepted in the United States and, accordingly, included examining, on a test basis, evidence supporting the Notes to the Schedule of Quarterly Returns for the Auer Growth Portfolio and performing such other procedures as we considered necessary in the circumstances. Our examination included procedures to examine the investment process and to obtain reasonable assurance that performance results were calculated using acceptable industry-standard methodologies. We believe our examination provides a reasonable basis for our opinion.

In our opinion, the accompanying Schedule of Quarterly Returns and Notes to the Schedule of Quarterly Returns present fairly, in all material respects, the performance record of the Auer Growth Portfolio in conformity with generally accepted calculation methodologies and performance presentation standards of the industry.

Ashland Partners & Company LLP November 16, 2007

AUER GROWTH PORTFOLIO

SCHEDULE OF QUARTERLY RETURNS

Asset-Weighted Returns NET of Fees (annualized for periods greater than one year)

Results have been calculated in U.S. Dollars

	1	2	3	4	5	6	7	8	9	10	11	12	13	14		15	16	17	18	19	20
Quarter	Year	Years	Years	Years	Years	Years	Years	Years	Years	Years	Years	Years	Years	Years	Years	Years	Years	Years	Years	Years
1Q-1987 2Q-1987 3Q-1987 4Q-1987 1Q-1988 2Q-1988 3Q-1988 4Q-1988 1Q-1989 2Q-1989 3Q-1989 4Q-1989 1Q-1990 2Q-1990 3Q-1990 4Q-1990 1Q-1991 2Q-1991 3Q-1991 4Q-1991 1Q-1992 2Q-1992 3Q-1992 4Q-1992 1Q-1993 2Q-1993 3Q-1993 4Q-1993 1Q-1994 2Q-1994 3Q-1994 4Q-1994 1Q-1995 2Q-1995 3Q-1995 4Q-1995 1Q-1996 2Q-1996 3Q-1996 4Q-1996 1Q-1997 2Q-1997 3Q-1997 4Q-1997 1Q-1998 2Q-1998 3Q-1998 4Q-1998	37.07% (1.28%) 10.64% (29.83%) 12.11% 14.40% (3.24%) 2.20% 5.47% 4.39% 0.70% (7.28%) 0.80% 14.04% (26.09%) 15.57% 63.34% (3.99%) 6.10% 18.24% 33.36% 2.94% (2.90%) 15.33% 16.87% 15.57% 2.62% 8.61% 4.74% (20.00%) 4.70% 2.63% 12.37% 11.13% 50.80% (8.34%) 9.25% 30.59% (2.89%) (7.27%) 13.66% 5.95% 47.54% (12.89%) 4.09% 0.15% (22.68%) 2.28%	5.05% (14.08%) (0.43%) (12.92%) 26.82% 19.32% 8.88% 13.3 1% 2.80% (1.75%) 7.33% (21.22%) (1.81%) 59.11% 33.95% 92.30% 96.75% 60.63% 72.22% 57.61% 53.72% 34.73% 51.25% 59.85% 50.54% 34.91% (6.61%) (4.72%) (9.97%) (3.40%) 34.18% 93.27% 72.61% 67.82% 97.20% 26.99% 28.48% 33.66% 8.44% 64.76% 54.77% 41.74% 33.98% (29.79%) (17.56%)	15.43% 1.25% 4.12% (0.67%) 14.18% 8.27% 8.10% (5.52%) 0.47% 25.03% 19.91% 23.08% 38.99% 59.87% 51.89% 74.09% 73.91% 47.11% 61.40% 58.73% 52.13% 34.82% 18.85% 23.42% 16.42% 14.16% 11.94% 35.70% 24.66% 27.32% 62.67% 56.66% 48.92% 49.77% 46.24% 44.65% 41.01% 37.64% 20.54% 7.55% 12.96%	11.06% 0.24% 5.18% (8.06%) 8.58% 23.10% 16.11% 19.73% 25.69% 35.92% 35.29% 33.66% 43.74% 51.00% 51.68% 69.21% 65.74% 42.93% 34.49% 33.90% 27.73% 20.64% 23.76% 43.32% 32.75% 29.80% 35.20% 32.73% 25.92% 29.40% 42.10% 59.32% 50.84% 47.04% 42.03% 13.68% 17.91%	7.69% 12.51% 11.73% 10.57% 25.98% 31.56% 28.14% 28.25% 32.18% 35.62% 39.11% 39.77% 45.41% 46.81% 34.36% 46.58% 42.29% 29.59% 34.42% 46.77% 37.71% 31.02% 39.05% 39.05% 31.67% 30.76% 27.95% 40.10% 32.59% 32.38% 40.03% 29.81% 29.70%	21.48% 20.82% 21.83% 18.69% 31.10% 32.19% 32.46% 34.03% 35.67% 35.48% 28.46% 29.46% 32.12% 35.02% 34.32% 54.91% 47.90% 36.47% 45.13% 42.58% 35.81% 31.54% 32.30% 43.85% 36.00% 32.88% 29.13% 22.02% 20.57%	26.34% 23.03% 26.31% 24.73% 34.15% 32.64% 24.96% 26.62% 26.71% 28.05% 29.39% 38.40% 38.14% 40.00% 43.20% 49.87% 44.47% 35.99% 38.25% 46.06% 38.80% 33.19% 32.58% 27.64% 25.11%	29.55% 24.66% 20.97% 20.02% 26.72% 26.77% 26.24% 34.50% 32.43% 33.10% 37.42% 36.71% 36.71% 39.08% 37.62% 51.91% 45.90% 36.80% 37.63% 31.55% 28.85%	23.79% 20.75% 22.55% 27.39% 31.71% 31.29% 33.48% 33.54% 31.93% 33.17% 33.41% 39.94% 38.85% 39.41% 37.16% 37.94% 35.85%	28.45% 25.25% 29.20% 27.34% 31.35% 31.55% 30.43% 36.69% 34.29% 34.09% 33.48% 29.61% 31.04%	28.45% 26.07% 26.96% 30.67% 33.52% 32.54% 30.78% 27.88% 27.89%	30.64% 27.42% 27.58% 23.49% 27.80%	25.73%

	Quarter	1 Year	2 Years	3 Years	4 Years	5 Years	6 Years	7 Years	8 Years	9 Years	10 Years	11 Years	12 Years	13 Years	14 Years	15 Years	16 Years	17 Years	18 Years	19 Years	20 Years
1Q-1999	8.93%	(13.73%)	10.58%	17.79%	28.69%	21.52%	23.65%	25.18%	29.14%	32.17%	28.31%	27.46%	23.34%
2Q-1999	1.09%	(12.92%)	8.02%	8.16%	25.68%	27.34%	20.92%	24.85%	29.98%	30.41%	27.90%	26.04%	23.59%
3Q-1999	(0.27%)	12.32%	(11.19%)	9.12%	13.34%	26.11%	20.35%	25.33%	28.97%	34.83%	27.77%	26.38%	22.52%
4Q-1999	8.01%	18.62%	(1.11%)	14.81%	18.09%	27.40%	20.24%	24.16%	27.52%	33.82%	29.74%	27.02%	27.01%	25.16%
1Q-2000	28.86%	40.32%	10.03%	19.72%	23.06%	30.94%	24.46%	25.91%	26.98%	30.34%	32.96%	29.36%	28.49%	24.57%
2Q-2000	2.88%	42.80%	11.52%	18.55%	15.94%	28.93%	29.79%	23.83%	26.97%	31.34%	31.60%	29.18%	27.36%	24.97%
3Q-2000	12.92%	61.69%	34.77%	8.44%	20.39%	21.69%	31.44%	25.54%	29.39%	32.25%	37.30%	30.54%	29.01%	25.16%
4Q-2000	(15.31%)	26.78%	22.63%	7.43%	17.69%	19.78%	27.30%	21.15%	24.49%	27.44%	33.10%	29.47%	27.00%	26.99%	25.28%
1Q-2001	12.05%	10.24%	24.37%	10.10%	17.28%	20.38%	27.24%	22.33%	23.83%	25.00%	28.17%	30.72%	27.64%	26.98%	23.49%
2Q-2001	22.50%	31.27%	36.91%	17.75%	21.61%	18.85%	29.32%	30.00%	24.74%	27.44%	31.33%	31.57%	29.36%	27.65%	25.41%
3Q-2001	(14.64%)	(0.77%)	26.67%	21.69%	6.06%	15.83%	17.62%	26.27%	21.90%	25.63%	28.51%	33.30%	27.59%	26.43%	23.11%
4Q-2001	29.77%	52.05%	38.84%	31.74%	17.17%	23.88%	24.63%	30.57%	24.64%	27.28%	29.71%	34.72%	31.21%	28.77%	28.63%	26.91%
1Q-2002	17.42%	59.33%	32.53%	35.08%	20.76%	24.69%	26.14%	31.39%	26.43%	27.35%	28.07%	30.73%	32.89%	29.84%	29.06%	25.60%
2Q-2002	10.38%	43.57%	37.28%	39.10%	23.73%	25.71%	22.66%	31.26%	31.63%	26.70%	28.97%	32.40%	32.53%	30.40%	28.73%	26.54%
3Q-2002	(17.97%)	37.97%	17.01%	30.33%	25.57%	11.79%	19.25%	20.33%	27.67%	23.59%	26.81%	29.34%	33.69%	28.36%	27.22%	24.04%
4Q-2002	8.79%	15.67%	32.61%	30.64%	27.52%	16.87%	22.47%	23.31%	28.61%	23.61%	26.07%	28.37%	33.02%	29.95%	27.79%	27.72%	26.17%
1Q-2003	16.28%	14.54%	35.09%	26.24%	29.62%	19.49%	22.94%	24.41%	29.16%	25.05%	26.01%	26.78%	29.30%	31.38%	28.68%	28.04%	24.88%
2Q-2003	45.14%	50.61%	47.05%	41.59%	41.89%	28.69%	29.56%	26.31%	33.54%	33.61%	28.91%	30.80%	33.83%	33.84%	31.75%	30.08%	27.93%
3Q-2003	27.64%	134.35%	79.81%	47.49%	50.92%	42.26%	26.47%	31.34%	30.79%	36.59%	31.75%	34.09%	35.91%	39.59%	34.00%	32.51%	29.08%
4Q-2003	18.17%	154.56%	71.59%	64.81%	54.35%	46.43%	33.06%	35.96%	35.01%	38.74%	32.87%	34.39%	35.90%	39.82%	36.34%	33.80%	33.35%	31.49%
1Q-2004	14.83%	151.38%	69.69%	66.16%	49.96%	47.98%	35.26%	36.16%	35.85%	39.08%	34.10%	34.17%	34.22%	36.09%	37.61%	34.56%	33.55%	30.13%
2Q-2004	0.35%	73.81%	61.79%	55.48%	49.03%	47.77%	35.30%	35.11%	31.45%	37.51%	37.17%	32.46%	33.93%	36.55%	36.36%	34.20%	32.46%	30.26%
3Q-2004	(6.74%)	26.99%	72.51%	60.13%	42.07%	45.80%	39.59%	26.54%	30.79%	30.36%	35.59%	31.31%	33.48%	35.20%	38.65%	33.52%	32.16%	28.95%
4Q-2004	27.29%	36.78%	86.61%	59.10%	57.31%	50.67%	44.78%	33.59%	36.07%	35.20%	38.55%	33.22%	34.59%	35.97%	39.61%	36.37%	33.98%	33.55%	31.78%
1Q-2005	18.11%	40.70%	88.07%	59.41%	59.39%	48.06%	46.74%	36.02%	36.72%	36.38%	39.24%	34.69%	34.70%	34.71%	36.41%	37.82%	34.93%	33.96%	30.70%
2Q-2005	(0.14%)	40.01%	56.00%	54.18%	51.46%	47.18%	46.44%	35.96%	35.71%	32.37%	37.76%	37.43%	33.07%	34.39%	36.79%	36.60%	34.56%	32.89%	30.78%
3Q-2005	17.49%	76.39%	49.67%	73.80%	64.05%	48.36%	50.50%	44.34%	31.91%	35.21%	34.36%	38.88%	34.58%	36.38%	37.79%	40.89%	35.86%	34.42%	31.22%
4Q-2005	(2.63%)	34.94%	35.86%	67.49%	52.68%	52.55%	47.92%	43.33%	33.75%	35.94%	35.18%	38.21%	33.36%	34.61%	35.90%	39.29%	36.28%	34.04%	33.63%	31.94%
1Q-2006	12.47%	28.49%	34.45%	65.64%	51.05%	52.67%	44.60%	43.98%	35.06%	35.78%	35.57%	38.22%	34.16%	34.22%	34.25%	35.87%	37.21%	34.54%	33.65%	30.58%
2Q-2006	3.01%	32.54%	36.22%	47.75%	48.46%	47.47%	44.64%	44.37%	35.53%	35.36%	32.39%	37.27%	37.01%	33.03%	34.26%	36.51%	36.34%	34.44%	32.87%	30.87%
3Q-2006	(8.86%)	2.81%	34.67%	32.06%	52.42%	49.41%	39.56%	42.53%	38.35%	28.30%	31.55%	31.13%	35.44%	31.82%	33.65%	35.13%	38.14%	33.65%	32.43%	29.54%
4Q-2006	10.78%	16.97%	25.63%	29.25%	53.11%	44.76%	45.95%	43.04%	39.73%	31.78%	33.91%	33.41%	36.30%	32.03%	33.27%	34.54%	37.78%	35.06%	33.03%	32.69%	31.15%
1Q-2007	9.52%	13.91%	20.98%	27.22%	50.84%	42.76%	45.39%	39.76%	39.83%	32.52%	33.42%	33.44%	36.01%	32.48%	32.65%	32.79%	34.38%	35.72%	33.31%	32.53%	29.69%
2Q-2007	15.00%	27.16%	29.82%	33.13%	42.31%	43.93%	43.87%	42.00%	42.10%	34.58%	34.52%	31.91%	36.40%	36.23%	32.60%	33.77%	35.90%	35.79%	34.02%	32.57%	30.68%
3Q-2007	3.03%	43.75%	21.57%	37.63%	34.89%	50.65%	48.45%	40.15%	42.68%	38.94%	29.77%	32.62%	32.14%	36.06%	32.64%	34.30%	35.65%	38.47%	34.19%	33.01%	30.22%

Past performance is not indicative of future results. The Independent Verifier’s Report and the Notes to Schedule of Quarterly Returns are an integral part of this presentat

NOTES TO THE SCHEDULE OF QUARTERLY RETURNS – PAGE 1 OF 2

1.	ORGANIZATION

SBAuer Funds, LLC is a federally registered investment adviser founded in 2007.

2.	DESCRIPTION OF THE AUER GROWTH PORTFOLIO

The Auer Growth Portfolio invests in equities and cash and consists of all accounts managed in a substantially similar manner. Although covered call option contracts and protective put option contracts have not been used in the past, the adviser reserves the right to employ them to protect or liquidate portfolio positions. Generally accounts will be 70% to 100% invested in about 200 equities and the strategy does not focus on a particular market capitalization, which means that it utilizes large, medium or small capitalization stocks without a predetermined target weighting for any capitalization. The amount invested in a single security generally ranges from 0.25% to 5% of the portfolio as a whole at time of purchase. For comparison purposes, the portfolio is measured against the S&P 500 Index, the volatility and holdings of which may be materially different from that of the portfolio. The S&P 500 Index is widely regarded as the best single gauge of the U.S. equities market; this index includes a representative sample of 500 leading companies in leading industries of the U.S. economy. The inception of the product is January 1, 1987. Non-fee-paying accounts comprise 100% of the strategy. The U.S. Dollar is the currency used to express performance.

3. ANNUAL PERFORMANCE RELATIVE TO STATED BENCHMARK

* Results presented for year 2007 represent the partial period January 1, 2007 through September 30, 2007

NOTES TO SCHEDULE OF QUARTERLY RETURNS – PAGE 2 OF 2

4. METHODOLOGIES

The rates of return have been prepared in accordance with acceptable industry standard methodologies. These methodologies include, but are not limited to, the following:

•       The product returns reflect asset-weighted total returns, using beginning of period market values.

•	Monthly returns are calculated using the Modified Dietz Method. This methodology has been applied consistently for all periods. Other methods may produce different results.
•	Quarterly and annual rates of return for the portfolio are computed by geometrically linking the monthly rates of return for the indicated number of months.
•	Transactions are recorded on settlement date.
•	Cash basis accounting is used to record dividend and interest income.
•	Performance results include the cost of retail brokerage commissions, but exclude the impact of income taxes.
•	Adviser utilizes neither leverage nor derivative investments as a material component of its investment strategies.

5. FEES

Returns are presented net of all fees and transaction costs incurred and include the reinvestment of all income. Performance was calculated using the highest applicable annual expense ratio of 1.95% applied quarterly. Actual investment advisory fees incurred by clients may vary. Historical rates of return may not be indicative of future rates of return.

6. REPORTS

The Independent Verifier’s Report and the Schedule of Quarterly Returns are an integral part of this presentation.

4634853

Exhibit B

Unified Series Trust

2960 N. Meridian Street

Indianapolis, Indiana 46208

In connection with Post-Effective Amendment (“PEA”) No. 102 to the registration statement on Form N-1A of Unified Series Trust (the “Trust”) in respect of its series, Auer Growth Fund (the “Fund”), the undersigned officer of the Trust, on behalf of the Fund, hereby states as follows:

1.	The Fund acknowledges that all disclosures in PEA 102 about the Fund are the responsibility of the Fund;

2.

The Fund acknowledges that, by declaring the PEA 102 effective, the Securities and Exchange Commission (“SEC”) does not relieve the Fund from its responsibility for the disclosures included therein; and

3.

The Trust and the Fund hereby represent and warrant that in the event the SEC takes action against it, neither the Trust nor the Fund will assert the declaration of effectiveness as a defense in any proceeding initiated by the SEC or any person under the federal securities laws.

Unified Series Trust

By:	/s/ Heather Bonds
Heather Bonds, Secretary

4634853